UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Lightstone Value Plus Real Estate Investment Trust V, Inc.

(Name of Subject Company)

Lightstone Value Plus Real Estate Investment Trust V, Inc.

(Name of Person Filing Statement)

Common stock, $0.0001 par value per share

(Title of Class of Securities)

53227M 107

(CUSIP Number of Class of Securities)

Seth Molod
Executive Vice President and Chief Financial Officer

or

Terri Warren Reynolds

Senior Vice President —Legal, General Counsel and Secretary
Lightstone Value Plus Real Estate Investment Trust V, Inc.
1985 Cedar Bridge Avenue, Suite 1,

Lakewood, New Jersey 08701

(732) 367-0129

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person Filing Statement)

Copies to:

Laura K. Sirianni, Esq.

DLA Piper LLP (US)

4141 Parklake Avenue, Suite 300

Raleigh, North Carolina 27612-2350

(919) 786-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to a tender offer (the “Tender Offer”) by Everest REIT Investors I, LLC (the “Offeror”) to purchase up to 1,200,000 shares of the outstanding common stock, par value $0.0001 per share (the “Shares” or “Common Stock”), of Lightstone Value Plus Real Estate Investment Trust V, Inc., a Maryland corporation (the “Company”), at a purchase price of $6.00, in cash (without interest), per Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 2, 2019 (the “Offer to Purchase”), attached as Exhibit (a)(1) to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) by the Offeror on December 2, 2019, as amended from time to time (the “Schedule TO”).

As discussed below, the Board of Directors of the Company (the “Board of Directors”) unanimously recommends that the Company’s stockholders (the “Stockholders”) reject the Tender Offer and not tender their Shares for purchase pursuant to the Tender Offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

The name of the subject company is Lightstone Value Plus Real Estate Investment Trust V, Inc. and the address and telephone number of its principal executive offices are 1985 Cedar Bridge Avenue, Suite 1, Lakewood, New Jersey 08701 and (732) 367-0129, respectively.

The title of the class of equity securities to which the Tender Offer relates is the Common Stock of the Company, $0.0001 par value per Share. As of the close of business on December 12, 2019, there were 22,222,559 Shares issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

The Company is the person filing this Schedule 14D-9. The Company’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the Tender Offer by the Offeror to purchase up to 1,200,000 Shares, at a price of $6.00, in cash (without interest), per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase.

The Offeror has a history of making tender offers for shares of various direct participation programs such as the Company at prices below perceived value. Historically, the number of shares acquired by the Offeror through those efforts has been de minimis.

Unless the Tender Offer is extended, it will expire at 9:00 p.m., Pacific Time, on Friday, January 17, 2020.

According to the Offeror’s Schedule TO, the Offeror’s business address is 199 S. Los Robles Ave., Suite 200, Pasadena, California 91101 and its telephone number is (626) 585-5920.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Offeror and their executive officers, directors or affiliates.

To the knowledge of the Company, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the executive officers, directors or affiliates of the Company, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Proposal One – Election of Directors – Director Compensation,” “—Director Compensation Table,” “Ownership of Equity Securities,” “Certain Transactions – Related Party Transactions,” in the Company’s Definitive Proxy Statement Pursuant to Schedule 14A, filed with the SEC on June 25, 2019 (the “2019 Proxy Statement”), all of which information is incorporated herein by reference. The 2019 Proxy Statement was previously made available to all Stockholders and is available for free on the SEC’s website at www.sec.gov.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

(a)        Solicitation Recommendation.

The Board of Directors has thoroughly and carefully reviewed, analyzed and discussed with representatives of the Company’s management the terms and conditions of the Tender Offer as further described below. In its review and analysis, the Board of Directors consulted with representatives of the Company’s external advisors, LSG-BH II Advisor LLC and LSG Development Advisor LLC (collectively, the “Advisor”), and received advice from the Company’s outside legal advisors relating to the terms of the Tender Offer as described in the Schedule TO. Based on this analysis and these consultations, the Board of Directors has unanimously determined that the Tender Offer is not advisable and is not in the best interest of the Company or its Stockholders.

Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offeror pursuant to the Tender Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other considerations, his or her liquidity needs. In addition, the Board of Directors believes that in making a decision as to whether to tender his or her Shares to the Offeror pursuant to the Tender Offer, each Stockholder should keep in mind that (a) the Board of Directors has the right to amend, suspend or terminate the Company’s existing share redemption program at any time, (b) the Board of Directors may have the right to amend, extend or, upon certain specified conditions, terminate the Company’s self-tender offer described in Item 8 below (the “Self-Tender Offer”) and (c) the Board of Directors makes no assurances with respect to (i) future distributions, if any, or (ii) the timing of or ability to provide liquidity to the Stockholders.

(b)        Background.

On November 14, 2019, the Company received notice that the Offeror intended to conduct one or more tender offers for shares of common stock of the Company.

On December 2, 2019, the Offeror filed the Schedule TO with the SEC, commencing the Tender Offer.

On December 3, 2019 the Board of Directors received and reviewed a copy of the Schedule TO and a memorandum from the Company’s outside legal advisors summarizing (i) certain details and terms of the Tender Offer, (ii) the Board of Directors’ responsibilities and obligations in connection with the Tender Offer and (iii) certain steps the Board of Directors would be required to take in response to the Tender Offer.

On December 6, 2019, the Board of Directors met with management to review and consider its response to the Tender Offer. At that meeting the Board of Directors requested that management provide additional information with respect to the Advisor’s recommendation to conduct the Self-Tender Offer.

On December 13, 2019, the Board of Directors unanimously determined that the Tender Offer was not in the best interest of the Company or its Stockholders and unanimously recommended that the Stockholders reject the Tender Offer and not tender their Shares to the Offeror for purchase pursuant to the Tender Offer. In addition, the board of directors authorized the launch of the Self-Tender Offer.

(c)        Reasons for the Recommendation.

The Process. In reaching the determination and in making the recommendation described above, the Board of Directors (i) thoroughly and carefully reviewed, analyzed and discussed with representatives of the Company’s management the terms and conditions of the Tender Offer as described in the Schedule TO, (ii) consulted with representatives of the Advisor and received advice from the Company’s outside legal advisors relating to the terms of the Tender Offer as described in the Schedule TO, and (iii) evaluated various relevant and material factors in light of the Board of Directors’ knowledge of the Company’s business, historical financial performance and condition, portfolio of assets and future prospects in order to assess the adequacy of the terms and conditions of the Tender Offer.

The Role of the Advisor. Because the Company has no direct employees, it relies on personnel employed by the Advisor and its affiliates for the day-to-day operation of the Company’s business. Due to its familiarity with the Company’s portfolio of properties and operations, the Advisor and its personnel are well situated to provide the Board of Directors with relevant information regarding the Company’s business, historical financial performance and condition, portfolio of assets and future prospects.

The Key Reasons for the Recommendation. The reasons the Board of Directors believes that the Tender Offer is not in the best interest of the Company or its Stockholders include the following:

•	The Board of Directors believes that the Offer Price is significantly less than the current value and potential long-term value of the Shares. On November 7, 2019, the Board of Directors approved an estimated net asset value per share (“NAV”) of $9.10 as of September 30, 2019 based on the estimated fair value of the assets and liabilities of the Company as of September 30, 2019. The NAV of $9.10 is $3.10 per share (52%) higher than the Offer Price.

In arriving at the NAV, the Board of Directors reviewed and considered the valuation analyses prepared by the Advisor and Capright Property Advisors, LLC (“Capright”), an independent, third-party valuation and advisory firm. The Advisor presented a report to the Board of Directors with the NAV. Capright provided the Board of Directors an opinion that the resulting “as-is” market value for the Company’s properties, as calculated by the Advisor, and the other assets and liabilities as valued by the Advisor, along with the corresponding net asset value valuation methodologies and assumptions used by the Advisor to arrive at the recommended NAV of $9.10 per share as of September 30, 2019 were appropriate and reasonable.

As with any valuation methodology, the methodology the Board of Directors used to establish the NAV of $9.10 was based upon a number of estimates and assumptions that may prove later to be inaccurate or incomplete. Different parties using different assumptions and estimates could derive a different NAV, which could be significantly different from the NAV of $9.10 approved by the Board of Directors. The NAV of $9.10 was calculated as of a particular point in time.

For important information regarding the methodologies, assumptions and limitations of the NAV of $9.10, see the Company’s Current Report on Form 8-K, filed with the SEC on November 11, 2019 (the “2019 Form 8-K”), which is incorporated herein by reference.

•	As described further in Item 8 below, the Company is commencing a Self-Tender Offer for up to 2 million Shares at $7.75 per Share; we note, however, that the Company may have the right to amend, extend or, upon certain specified conditions, terminate the Self-Tender Offer. While the Board of Directors has approved the Self-Tender Offer, the Board of Directors makes no recommendation to stockholders as to whether to tender or refrain from tendering their Shares.

•	The Offeror states in the Offer to Purchase, based on its review of The Direct Investments Spectrum, an independent secondary market reporting publication, that there were “5 trades of Shares on secondary markets during the twelve months ended July 31, 2019 … at a weighted average price of $5.94 per Share, and with a range of $5.85 to $5.95 per Share.” The Offeror acknowledges that the information published by The Direct Investments Spectrum is believed to be the product of its private market research and does not constitute the comprehensive transaction reporting of a securities exchange. In addition, the Offeror states that it does not know whether the foregoing information is accurate or complete and is unaware of any other more recent trading prices. As such, the Board of Directors cautions Stockholders against relying on reports regarding secondary market transactions as an indication of value of the Shares given the lack of a trading market.

•	Given the Offer Price, the Board of Directors believes that the Tender Offer represents an opportunistic attempt by the Offeror to purchase Shares at a deeply discounted price that does not reflect the intrinsic value of the Shares and make a profit and, as a result, deprive the Stockholders who tender Shares in the Tender Offer of the potential opportunity to realize the full long-term value of their investment in the Shares. In that regard, the Board of Directors notes that, in the Offeror’s own words: “The [Offeror] is making the [Tender] Offer for investment purposes and with a view to making a profit for itself. In establishing the purchase price of $6.00 per Share, the [Offeror] is motivated to establish a price which might be acceptable to some [Stockholders] and is consistent with the [Offeror’s] objectives.” The Offeror also states that “[a]s a result of the limited sale alternatives for [Stock]holders, the [Offeror] may not need to offer as high a price for the Shares as [it] would otherwise.”

•	The Offeror states that it considered the NAV of $9.10 among the factors it considered in determining the Offering Price as described in the Offer to Purchase. Another of the factors the Offeror used to determine the Offer Price was a “discount to potential liquidation value that is acceptable to [Offeror] given the illiquidity of the Shares.” However, the Offeror does not provide any analysis as to how it arrived at such discount. The Offeror does state that another factor it used to determine the Offer Price was its “desire to set an Offer Price that will be acceptable to some [Stockholders] and will also enable [the Offeror] to make a profit by holding on to the Shares until the [Company] is liquidated.” In other words, the Offeror created a “discount” calculated to arrive at an offer price the Offeror believed was just high enough to persuade a sufficient number of Stockholders to tender and sell their Shares to the Offeror. As previously stated, the Board of Directors believes that the Offer Price represents a significant “discount” to the Company’s NAV of $9.10.

•	The Offeror acknowledges that it “… did not obtain current independent valuations or appraisals of the [Company’s] assets” and that it “is not an appraiser of real estate, and did not attempt to estimate specific values for specific properties owned by the [Company].” The Offeror further states “No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the [Offeror] or any affiliate of the [Offeror] as to such fairness.” The Board of Directors and the Company’s management believe this illustrates the lack of credibility of the Offeror’s valuation methodologies and the inadequacy of the Offer Price.

•	The Board of Directors acknowledges that, during 2019, redemption requests surpassed the number of shares that may be repurchased in any calendar year (the “5% Limitation”) and the $2.5 million per quarter funding limitation under the Company’s share redemption program (the “SRP”). As of November 1, 2019, there were outstanding requests to repurchase approximately 1,067,376 shares (approximately 93% of the 5% Limitation for 2020) that had not been repurchased due to the 5% Limitation and the aggregate funding limitation during 2019. If the shares currently outstanding at the current redemption price were redeemed in 2020, the aggregate cost to redeem the shares would exceed the aggregate funding limitation during the first and second quarters of 2020 at the 2019 funding limitation levels. Further, the SRP has been temporarily suspended during the Self-Tender Offer, as required by SEC rules. Pursuant to the terms of the SRP, while the SRP is suspended, the Company will not accept any requests for redemption and any such requests and all pending requests will not be honored or retained, but will be returned to the requestor.

•	The Board of Directors will continue to consider the liquidity available to stockholders going forward, balanced with other long-term interests of the stockholders and the Company. It is possible that in the future additional liquidity will be made available by the Company through the SRP, issuer tender offers or other methods, though we can make no assurances as to whether that will happen, or the timing or terms of any such liquidity.

•	Notwithstanding the foregoing, the Board of Directors considered that, throughout its public offering of Shares, the Company’s prospectus disclosed that because of the limited liquidity of the Shares, investors should purchase Shares only as a long-term investment. On June 29, 2017, the Board of Directors determined to extend the targeted timeline for liquidity until June 30, 2023 based on its assessment of the investment objectives of the Company and liquidity options for stockholders.

•	The Tender Offer is subject to certain conditions, some of which provide the Offeror with the “reasonable” discretion to determine whether the conditions have been met, such as the Offeror’s determination as to whether there has been any change or development that is or will be materially adverse to the Company or that will have a material adverse effect on the value of the Shares. In addition, the Board of Directors noted that the Tender Offer can be amended, including to reduce the consideration paid for the Shares, or terminated with little notice to Stockholders. Accordingly, the Board of Directors notes that there could be no assurance that the Tender Offer would be completed as soon as the Offeror implies, or with the same terms and conditions, including without limitation, the Offer Price.

In view of the number of reasons and complexity of these matters, the Board of Directors did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board of Directors has unanimously determined that the Tender Offer is not advisable and is not in the best interest of the Company or its Stockholders.

Accordingly, the Board of Directors unanimously recommends that the Stockholders reject the Tender Offer and not tender their Shares for purchase pursuant to the Offer to Purchase.

The Board of Directors acknowledges that each Stockholder must evaluate whether to tender his or her Shares to the Offeror pursuant to the Tender Offer and that because there is no trading market for the Shares an individual Stockholder may determine to tender based on, among other considerations, his or her liquidity needs. In addition, the Board of Directors believes that in making a decision as to whether to tender his or her Shares to the Offeror pursuant to the Tender Offer, each Stockholder should keep in mind that (a) the Board of Directors has the right to amend, suspend or terminate the Company’s existing share redemption program at any time, (b) the Board of Directors may have the right to amend, extend or, upon certain specified conditions, terminate the Company’s self-tender offer described in Item 8 below and (c) the Board of Directors makes no assurances with respect to (i) future distributions, if any, or (ii) the timing of or ability to provide liquidity to the Stockholders.

(d)        Intent to Tender.

The Company’s directors and executive officers are entitled to participate in the Tender Offer on the same basis as other Stockholders. All of the Company’s directors and executive officers have advised the Company that they do not intend to tender any of their Shares in the Tender Offer (including Shares they are deemed to beneficially own) or currently intend to sell such Shares.

To the knowledge of the Company, none of the Company’s subsidiaries or other affiliates currently intends to tender or sell Shares held of record or beneficially by such person for purchase pursuant to the Tender Offer or otherwise.

ITEM 5.	PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to Stockholders concerning the Tender Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

On November 7, 2019, pursuant to the share redemption program, the Company redeemed approximately 276,809 Shares eligible for redemption at a purchase price of $8.05 per Share, for an aggregate price of approximately $2.2 million.

During the 60 days prior to the filing of this Schedule 14D-9, no other transactions with respect to the Shares have been effected by the Company or by any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Other than the Self-Tender Offer described under Item 8, below the Company has not undertaken, and is not engaged in any, negotiations in response to the Tender Offer that relate to (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries, (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the dividend policy or the dividend rate, or indebtedness or capitalization of the Company.

There is no transaction, board resolution, agreement in principle or signed contract in response to the Tender Offer that relates to or would result in one or more of the foregoing matters.

ITEM 8.	ADDITIONAL INFORMATION.

Self-Tender Offer

On about December 16, 2019, the Company will commence the Self-Tender Offer for up to 2 million Shares at $7.75 per Share, or approximately $15.5 million. Unless extended or withdrawn, the Self-Tender Offer will expire at midnight Eastern Time on or about January 17, 2020.

The Company is conducting the Self- Tender Offer in order to make liquidity available to stockholders in excess of that permitted under the SRP, as well as to deter the Offeror and other potential future bidders that may try to exploit the illiquidity of the Company’s Shares and acquire them from Stockholders at prices substantially below their fair value.

While the Board of Directors has approved the Self-Tender Offer, the Board of Directors makes no recommendation to stockholders as to whether to tender or refrain from tendering their Shares.

Important Information

This filing is not an offer to buy or the solicitation of an offer to sell any securities of the Company. The Self Tender-Offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials that the Company intends to distribute to its stockholders and file with the SEC. The full details of the Self Tender-Offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and other related materials, which the Company will distribute to stockholders and file with the SEC upon commencement of the Self Tender-Offer. Stockholders are urged to read the offer to purchase, the letter of transmittal and other related materials when they become available because they will contain important information, including the terms and conditions of the tender offer. Stockholders may obtain free copies of the offer to purchase, the letter of transmittal and other related materials that the Company files with the SEC at the SEC’s website at www.sec.gov or by calling the information agent for the contemplated tender offer, who will be identified in the materials filed with the SEC at the commencement of the Self Tender-Offer. In addition, stockholders may obtain free copies of the Company’s filings with the SEC from the Company’s website at www.lightstonecapitalmarkets.com.

Forward-Looking Statements

Certain statements in this Schedule 14D-9 other than historical facts may constitute “forward-looking statements.” These forward-looking statements are not historical facts but are the intent, belief or current expectations of the Company’s management or representatives of the Advisor based on their knowledge and understanding of the Company’s business and industry, the economy and other future conditions. Words such as “may,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “could,” “should” and variations of these words and similar expressions are intended to identify forward-looking

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. These statements are not guarantees of future performance and the Company cautions the Stockholders not to place undue reliance on forward-looking statements, which reflect the Company’s management’s and/or the Advisor’s view only as of the date of this Schedule 14D-9. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions the occurrence of unanticipated events or changes to future operating results, except as required by applicable law. Actual results may differ materially from those expressed or forecasted in the forward-looking statements due to a variety of risks, uncertainties and other factors. In particular, these statements are subject to the risk that the future NAV per share is not higher than the current NAV per share and the Self-Tender Offer is oversubscribed. In addition these statements also depend on other factors, including but not limited to the following: market and economic challenges experienced by the U.S. and global economies or real estate industry as a whole and the local economic conditions in the markets in which the Company’s investments are located; the availability of cash flow from operating activities for distributions, if any; conflicts of interest arising out of the Company’s relationships with the Advisor and its affiliates; the Company’s ability to retain its executive officers and other key personnel of the Advisor, the Company’s property manager and their affiliates; the Company’s level of debt and the terms and limitations imposed on the Company by its debt agreements; the availability of credit generally, and any failure to obtain debt financing at favorable terms or a failure to satisfy the conditions and requirements of that debt; our ability to make accretive investments in a diversified portfolio of assets; future changes in market factors that could affect the ultimate performance of the Company’s development or redevelopment projects, including but not limited to construction costs, plan or design changes, schedule delays, availability of construction financing, performance of developers, contractors and consultants, and growth in rental rates and operating costs; the Company’s ability to secure leases at favorable rental rates; the Company’s ability to sell its assets at a price and on a timeline consistent with its investment objectives; impairment charges; unfavorable changes in laws or regulations impacting the Company’s business, its assets or its key relationships; and factors that could affect the Company’s ability to qualify as a real estate investment trust.

ITEM 9.	EXHIBITS.

The Exhibit Index appearing after the signature page hereto is hereby incorporated by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST V, INC.

By:	/s/ Seth Molod
	Name:	Seth Molod
	Title:	Executive Vice President and Chief Financial Officer

Dated: December 13, 2019

INDEX TO EXHIBITS

Exhibit No.	Document

(a)(1)	Text of Letter to the Company’s Stockholders, dated December 13, 2019*

(a)(2)	Text of Letter/Email to Financial Advisors*

(e)(1)	Excerpts from the Company’s Definitive Proxy Statement Pursuant to Schedule 14A filed with the SEC on June 25, 2019**

(g)	Not applicable

*	To be filed by amendment.

**	The Sections of the Company’s Definitive Proxy Statement specified in Item 3 are incorporated by reference to the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on June 15, 2019.